Exhibit 5.1

[Letterhead of Sullivan & Cromwell LLP]

April 2, 2014

Artisan Partners Asset Management Inc.,

        875 E. Wisconsin Ave, Suite 800,

                Milwaukee, WI 53202.

Ladies and Gentlemen:

We are acting as counsel to Artisan Partners Asset Management Inc., a Delaware corporation (the “Company”), in connection with the filing today by the Company of a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933 (the “Act”). The Registration Statement registers the following securities:

•	an aggregate of up to 41,937,223 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Company issuable upon exchange of common units and preferred units of Artisan Partners Holdings LP, a Delaware limited partnership (“Holdings”), pursuant to an exchange agreement, dated as of March 6, 2013, among the Company and the holders of common units and preferred units of Holdings from time to time party thereto (the “Exchange Agreement”); and

•	an aggregate of up to 1,381,887 shares of convertible preferred stock, par value $0.01 per share (“Convertible Preferred Stock”), of the Company issuable upon exchange of preferred units of Holdings pursuant to the Exchange Agreement and shares of Class A Common Stock issuable upon conversion of the Convertible Preferred Stock.

The Class A Common Stock and the Convertible Preferred Stock are referred to collectively as the “Securities”.

In connection with the filing of the Registration Statement, we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, when the Registration Statement has become effective under the Act, the Securities have been duly issued upon exchange for common units or preferred units of Holdings or upon conversion of the Convertible Preferred Stock, in each case in accordance with the Exchange Agreement and the Company’s Amended and Restated Certificate of Incorporation and so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding on the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company, the Securities will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible. We have also assumed, without independent investigation, that the Exchange Agreement has been duly executed and delivered by each holder of common units and preferred units of Holdings party thereto.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Validity of Securities” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP